June 20, 2018
BY EDGAR
Ms. Shannon Sobotka
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	Ladder Capital Corp Form 10-K for the fiscal year ended December 31, 2017 Filed February 28, 2018 File No. 001-36299

Dear Ms. Sobotka:
Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 6, 2018 (the “Comment Letter”) in relation to the above-referenced filing (the “Form 10-K”).
For the convenience of the Staff, the Company has restated the Staff’s comments in this letter. All references to page numbers correspond to the page numbers in the Form 10-K.
Note 4. Mortgage Loan Receivables, page 141

1.
We note your response to comment 1. As previously requested, tell us the valuation methodology used to value the underlying collateral for your impaired loans. The valuation technique(s) and the inputs used in the fair value measurement, as well as any change in valuation technique from period to period, should be disclosed in future filings in accordance with ASC 820-10-50-2.bbb. Please provide us with your proposed disclosure.

Response: In assessing the value of collateral underlying the company’s mortgage loans, the Company considers using appropriate real estate valuation methodologies such as the income approach (discounted cash flow or direct capitalization) and sales comparison approach and determines which approach would be most appropriate to rely on based on the nature of the underlying property. The collateral property that is the subject of the referenced loan loss provision is encumbered by a long-dated retail lease. Accordingly, the Company placed greater reliance on the income approach and applied a direct

U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
June 20, 2018

capitalization rate valuation methodology. The most significant inputs of this methodology include contractual rent from the lease and an appropriate capitalization rate based on the credit of the tenant and market factors affecting the property including the general interest rate environment.

In response to the Staff’s comment, the Company intends to revise its disclosure in future filings to read as follows:

The Company placed these loans on non-accrual status in July 2017. In assessing these collateral dependent loans for collectability, the most significant consideration is the fair value of the underlying real estate collateral, which includes an in-place long-dated retail lease. The value of such properties are most significantly affected by the contractual lease payments and the appropriate market capitalization rates, which are driven by the property’s market strength, general interest rate environment and the retail tenant’s credit worthiness. In view of this, the Company uses a direct capitalization rate valuation methodology to calculate the fair value of the underlying real estate collateral. These non-recurring fair values are considered Level 3 measurements in the fair value hierarchy. Through December 31, 2017, the Company believed no loss provision was necessary as the estimated fair value of the property less the cost to foreclose and sell the property exceeded the combined carrying value of the loans. The company utilized direct capitalization rates of 4.35% to 4.65% at December 31, 2017 in making its assessment.

During the three months ended March 31, 2018, based on the status of the on-going bankruptcy proceedings, rising interest rates and the retail tenant’s credit worthiness, the Company utilized direct capitalization rates of 4.70% to 5.00% which resulted in a decline in the estimated value of the collateral. Accordingly, the Company recorded a provision for loss on these loans of $2.7 million to reduce the carrying value of these loans to the fair value of the property less the cost to foreclose and sell the property. The Company continues to pursue all of its legal remedies on these loans.

2.
Please clarify the length of time the borrower of the loans in question is required to remit monthly payments of $92,400 to you and how this impacted your impairment analysis.

Response: In April 2018, the bankruptcy court ordered the mortgage borrower to pay the Company $92,400 per month as adequate protection payments. Such payments commenced in April 2018 out of the cash flow from the collateral, are required to be paid indefinitely while the bankruptcy proceedings continue and do not represent a modification of the loan. There was no impact on the Company’s impairment analysis as

U.S. Securities and Exchange Commission
Ms. Shannon Sobotka
June 20, 2018

a result of these payments given that the Company uses a direct capitalization rate valuation methodology, as explained in response 1 above.

3.
We note the valuation analysis provided confidentially as Exhibit B. Please tell us in detail how the values for each period were calculated, including a more robust explanation of any changes in value from period to period.

Response: As discussed in response 1 above, the Company uses a direct capitalization rate valuation methodology to calculate the fair value of the underlying real estate collateral. The value of such properties are most significantly affected by the size and timing of contractual lease payments and the appropriate market capitalization rates, which are driven by the general interest rate environment and the retail tenant’s credit worthiness. The market capitalization rates were determined based on appraisal data, consisting of comparable sales as well as current market data consisting of interest rates and credit ratings of the retail tenant. While there were no material changes in the estimated property cash flows, changes in other inputs from December 31, 2017 to March 31, 2018 include credit deterioration of the retail tenant (two credit rating downgrades in January and April 2018, while still investment grade) and a rising interest rate environment which resulted in an increase to the direct capitalization rate and a decline in the calculated fair value of the underlying real estate collateral. Accordingly, during the three months ended March 31, 2018, the Company recorded a provision for loss on these loans of $2.7 million to reduce the carrying value of these loans to the fair value of the property less the cost to foreclose and sell the property. In addition to considering the status of the bankruptcy proceedings, the Company continues to monitor market conditions, as well as any developments specific to the underlying real estate collateral, that may impact the inputs used in its direct capitalization rate fair value calculations in the future.

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Please contact the undersigned at 212-715-3170 should you require further information or have any questions.

Very truly yours, /s/ MARC FOX Marc Fox Chief Financial Officer Ladder Capital Corp